Exhibit 99.1

Daqo New Energy Announces Share Repurchase Program

CHONGQING, China, July 9, 2012 – Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced that its board of directors has approved a share repurchase program, effective immediately.

The board of directors has authorized Daqo New Energy to repurchase up to US$5 million worth of its issued and outstanding ordinary shares or American Depositary Shares, or ADSs, representing ordinary sharesin open-market purchases, in negotiated transactions off the market, in block trades or through other legally permissible means prior to December 31, 2012 in accordance with applicable securities laws.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China that aims to become a vertically integrated photovoltaic product manufacturer. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers and modules. For more information about Daqo New Energy, please visit www.dqsolar.com.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

+86-23-6486-6556

Kevin.he@daqo.com